EXHIBIT 99.1

THORNBURG MORTGAGE, INC.

DIVIDEND REINVESTMENT AND STOCK PURCHASE PLAN

Welcome. Thornburg Mortgage, Inc. (the “Company”) is a single-family residential mortgage lender that originates, acquires and retains investments in adjustable rate mortgage (“ARM”) assets, thereby providing capital to the single-family residential housing market. Like traditional banking institutions, our income is generated primarily from the net spread or difference between the interest income we earn on our ARM assets and the cost of our borrowings. Our strategy is to maximize the long-term sustainable difference between the yield on our ARM assets and the cost of financing these assets, and to maintain that difference through interest rate and credit cycles.

Our Dividend Reinvestment and Stock Purchase Plan (the “Plan”) provides a convenient and economical way for holders of our common stock and our Series C, Series D, Series E and Series F preferred stock to automatically reinvest their dividends and to make additional cash purchases of common stock in amounts ranging between $100 and $10,000 per month. It also enables interested prospective investors to make initial investments in our common stock in amounts ranging from $500 to $10,000. We may from time to time approve requests for waiver for cash purchases of common stock exceeding $10,000.

Some important advantages of the Plan to you as an investor and to the Company as a whole, are as follows:

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When you reinvest your dividends in new shares of common stock that are issued by us, your dividends will be reinvested at a discount ranging from 0% to 5% of the market price as defined in the Plan without incurring brokerage commissions or other expenses.

•	Shares of common stock that are purchased in the open market will generally be purchased without the participant incurring any brokerage commissions or other expenses.

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A participant can designate that dividends paid on only a portion of his or her shares be reinvested in shares of common stock, while continuing to receive the dividends on his or her remaining shares in cash.

•	If a participant’s shares are held in a tax deferred plan, then the tax on the dividends may also be deferred.

•

Shareholders can also make additional purchases of common stock on a monthly basis, at a discount ranging from 0% to 5% of the market price as defined in the Plan for shares purchased directly from us without incurring brokerage commissions or other expenses, subject to a minimum purchase limit of $100 and a maximum purchase limit of $10,000.

•

Non-shareholders may become shareholders and Plan participants by making an initial cash investment in the Company, subject to a minimum purchase limit of $500 and a maximum purchase limit of $10,000, at a discount ranging from 0% to 5% of the market price as defined in the Plan for shares purchased directly from us without incurring brokerage commissions or other expenses.

•	Participation in the Plan increases the Company’s equity capital base, which contributes to our continued growth.

Please review the accompanying Prospectus for a detailed explanation of the terms and conditions of the Plan.

The following are a few answers to commonly asked questions regarding the Plan. Please read the Prospectus carefully before deciding to participate.

What is the purpose of the Dividend Reinvestment and Stock Purchase Plan?

The purpose of the Plan is to provide common and preferred shareholders with a convenient and economical method to automatically reinvest their cash dividends in shares of our common stock. It also provides current shareholders and interested new investors with a way to purchase shares of common stock directly from the Company, generally at a discount. The Plan is intended to benefit long-term investors who want to increase their investment in our common stock.

Who is the Plan’s Administrator?

The Plan is administered by American Stock Transfer & Trust Company (the “Plan Administrator”). The Plan Administrator keeps records, sends statements of account to each participant in the Plan and performs other duties related to the Plan, including the safekeeping of the shares purchased for each participant. The Plan Administrator also acts as the dividend disbursing agent, transfer agent and registrar for our common and preferred stock.

What investment options are available?

The Plan allows you to select the following investment options:

(1)	Full Dividend Reinvestment - The Plan Administrator will apply all cash dividends paid on all shares of common and/or preferred stock that are registered in the Plan under your name or are credited to your account, together with any additional voluntary cash contributions, toward the purchase of shares of our common stock. Common stock purchased under the Plan will be automatically enrolled in the Plan and the future dividends paid on such shares will also be reinvested in shares of our common stock unless you specify otherwise.

(2)	Partial Dividend Reinvestment - The Plan Administrator will apply all cash dividends paid on any number of participating shares of common and/or preferred stock that you specify on the authorization form, together with any additional voluntary cash contributions, toward the purchase of shares of our common stock. Common stock purchased under the Plan will be automatically enrolled in the Plan and the future dividends paid on such shares will also be reinvested in shares of our common stock unless you specify otherwise.

(3)	Cash Purchases Only - The Plan Administrator will apply voluntary cash contributions received from you toward the purchase of shares of our common stock. Optional cash purchases are subject to a minimum purchase limit of $100 (except initial cash purchases by non-shareholders, which are subject to a minimum initial purchase limit of $500) and a maximum purchase limit of $10,000 for each month. By electing the cash purchase program only, you will continue to receive cash dividends on shares of common and/or preferred stock registered in your name, if and when declared by our board of directors. However, dividends paid on common stock purchased under the Plan will be automatically reinvested in shares of our common stock unless you specify otherwise.

Can I change my investment options?

Yes. Participants may change their investment options at any time by completing an Authorization Form and returning it to the Plan Administrator.

How are the shares purchased for the Plan?

We will pay the Plan Administrator dividends for shares of common and/or preferred stock that are registered in the Plan under your name or are credited to your account, if and when declared by our board of directors. At our direction, the Plan Administrator will then apply such funds, together with any funds for optional cash purchases received from you, towards the purchase of our common stock, either directly from us or on the open market. The price of the shares purchased by the Plan Administrator directly from us may be discounted in our sole discretion by up to 5% of the market price as defined in the Plan.

Does the discount vary on dividend reinvestments and cash purchases?

We will determine the amount of any discount on shares purchased directly from us based on a number of factors. The discount rate is subject to change or discontinuation without notice to Plan participants. The discount rate may differ for shares purchased with dividend reinvestments and for shares purchased with voluntary cash contributions. The price paid for shares purchased in the open market will be the weighted average of the prices paid for all the shares bought in the open market in connection with such purchases and will not include a discount.

Is there a cost to participate in the Plan?

We pay all costs relating to the administration and maintenance of the Plan. There will be no brokerage commission on shares purchased directly from us. For shares purchased on the open market, we will pay any brokerage commissions and fees of up to 5% of the purchase price of the shares of common stock. We will direct the Plan Administrator not to make open market purchases that would result in fees or commissions in excess of 5% of the purchase price. However, in the event that fees or commissions in excess of 5% of the purchase price are incurred in open market purchases, you will pay any such excess fees or commissions.

What happens if the Plan Administrator receives my check after the applicable cash purchase due date?

If the Plan Administrator receives funds for a cash purchase after the due date, they will be held until the following month’s cash purchase investment date at which time the purchase will be made.

What if I already own Thornburg Mortgage shares through a broker?

If your shares are not held (registered) in your name but are held, for example, through a brokerage account or by a bank or other nominee, contact your broker, bank, or other nominee for more information. Encourage them to contact the Plan Administrator directly for instructions on how to participate on your behalf.

What do I need to do to enroll/participate in the Plan?

Current Shareholders

Shareholder of Record. If you are already a registered shareholder (meaning that the shares are registered in your name on our stock transfer books), complete the attached Authorization Form and mail it to the Plan Administrator at the address provided on the Authorization Form. If you are making an additional cash purchase, please include your check or money order made payable to “American Stock Transfer & Trust Company.” You may also pay for cash purchases by electronic funds transfer.

Beneficial Owner. If your common and/or preferred shares are registered in a name other than your own (e.g., if they are held through a brokerage account or by a bank or other nominee), you must either:

(1)	have your shares re-registered in your own name(s) and then complete the Authorization Form; or

(2)	request that your broker, bank or other nominee complete and sign the Authorization Form and, in the case of optional cash purchases, have your broker, bank or other nominee contact the Plan Administrator for instructions on how to participate on your behalf.

The Plan is DTC eligible, which should facilitate enrollment and participation through your broker, bank or other nominee. However, should you encounter difficulties, contact the Plan Administrator for assistance.

New Shareholders

If you are making an initial cash purchase of common stock in the Company (a non-shareholder), complete the attached Authorization Form and mail it with your check or money order made payable to “American Stock Transfer & Trust Company” to the Plan Administrator at the address provided on the Authorization Form. You may also pay for cash purchases by electronic funds transfer.

How do I get more information?

Questions regarding the Plan should be directed to the Plan Administrator:

American Stock Transfer & Trust Company

6201 15th Avenue

Brooklyn, NY 11219

Attn: Dividend Reinvestment Department

Toll free telephone: 877-366-6442

E-mail: info@amstock.com

Website: www.amstock.com

Questions regarding the Company should be directed to:

Investor Relations

Thornburg Mortgage, Inc.

150 Washington Avenue, Suite 302

Santa Fe, NM 87501

Toll free telephone: (888) 898-8698

Fax: 505-954-5300

E-mail: investorrelations@thornburgmortgage.com

Website: www.thornburgmortgage.com